Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED MAY 31, 2021

(Expressed in Canadian dollars unless otherwise stated)

July 14, 2021

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2021

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of GoldMining Inc., for the three and six months ended May 31, 2021, should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and the notes thereto for the three and six months ended May 31, 2021, and its audited consolidated financial statements and the notes thereto for the years ended November 30, 2020, and 2019, copies of which are available under the Company's profile at www.sedar.com.

The Company's condensed consolidated interim financial statements for the three and six months ended May 31, 2021, have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). Unless otherwise stated, all information contained in this MD&A is as of July 14, 2021.

Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars, references to "R$" are to Brazilian Reals and references to "COP" are to Colombian Pesos. References in this MD&A to the "Company" mean "GoldMining Inc.", together with its subsidiaries, unless the context otherwise requires.

Forward-looking Information

This document contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively, "forward-looking statements"), including statements regarding the Company's: (i) future exploration and development plans; (ii) capital requirements and ability to obtain requisite financing; (iii) expectations respecting the receipt of necessary licenses and permits, including obtaining extensions thereof; (iv) future acquisition strategy; (v) future plans and expectations with respect to GRC (as defined herein); and (vi) the Company's strategy and future business plans, including the execution of its value enhancement strategies. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "estimates", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "should" or "will" be taken, occur or be achieved. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including: (i) assumptions about general business and economic conditions; (ii) the availability of equity and other financing on reasonable terms or at all, including necessary financing to meet the Company's contractual obligations to maintain its property interests or exercise mineral property options; (iii) commodities prices; (iv) the ability of the Company to identify and execute on value enhancement opportunities such as joint ventures, option agreements and other divestitures; and (v) the timing and ability to obtain requisite operational, environmental and other licenses, permits and approvals, including extensions thereof. Investors are cautioned that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to: (i) the Company's limited operating history; (ii) general economic conditions; (iii) the Company not being able to obtain necessary financing on acceptable terms or at all; (iv) any inability to identify or complete value enhancing transactions on acceptable terms or at all; (v) the Company losing or abandoning its property interests; (vi) the Company's properties being in the exploration stage and without known bodies of commercial ore; (vii) the Company being able to obtain or maintain all necessary permits, licenses and approvals; (viii) environmental laws and regulations becoming more onerous; (ix) potential defects in title to the Company's properties; (x) fluctuating exchange rates; (xi) fluctuating commodities prices; (xii) operating hazards and other risks of the mining and exploration industry; (xiii) competition; potential inability to find suitable acquisition opportunities and/or complete the same; and (xiv) other risks and uncertainties listed in the Company's public filings, including those set out under "Risk Factors" in the Company's Annual Information Form (the "AIF") for the year ended November 30, 2020.

These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2021

Business Overview

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-staged gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

The Company's projects currently include the La Mina, Titiribi and Yarumalito Gold-Copper Projects, all of which are located in the Department of Antioquia, Colombia; the Whistler Gold-Copper Project, located in Alaska, United States; the Almaden Gold Project, located in west-central Idaho, United States; São Jorge, Cachoeira, Surubim, Boa Vista, and Batistão, Montes Aureos and Trinta Gold Projects, located in the States of Pará, Mato Grosso and Maranhão, northeastern Brazil, respectively; Crucero Gold Project, located in southeastern Peru; and Yellowknife Gold Project and Rea Uranium Project, located in Northwest Territories and northeast Alberta, Canada, respectively.

The Company's common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange under the symbol "GOLD", on NYSE American under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR".

The head office and principal address of the Company is Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

Company Strategy

The Company's long-term growth strategy is premised on the execution of a two-pronged long-term strategy of expanding its project portfolio of gold projects through accretive acquisitions and enhancing the value of its existing portfolio through potential development, exploration and value driven divestitures, joint ventures and other transactions. The Company's long-term growth strategy is premised on, among other things, pursuing accretive acquisitions of resource projects, together with maintaining and advancing its existing projects in a prudent manner. This strategy is focused on identifying and acquiring projects that present compelling value for the Company's shareholders.

Initial Public Offering of Gold Royalty Corp.

On March 11, 2021 (the "IPO Closing Date"), Gold Royalty Corp. ("GRC"), a former subsidiary of the Company, completed its initial public offering (the "IPO") of 18,000,000 units of GRC (the "Units") at a price of US$5.00 per Unit. Inclusive of the partial exercise of an overallotment option, GRC issued 18,000,000 units (the "Units") at a price of US$5.00 per Unit and separately issued 721,347 common shares and 1,350,000 warrants for aggregate gross proceeds of $117.3 million (US$94.5 million). Each Unit consisted of one common share (a "GRC Share") and one half of one common share purchase warrant. On completion of the offering and after the exercise of over-allotments, the Company continues to hold 20,000,000 common shares of GRC, or approximately 48.0% of its outstanding common shares.

As a result of the completion of the IPO, the Company no longer controls GRC and deconsolidated it effective March 11, 2021.  Based on the retained shareholding interest in GRC and other factors discussed under " Investment in associate – Gold Royalty Corp." below, the Company determined that it has significant influence, rather than control, over GRC and has reported the results of GRC as an associate using the equity method effective March 11, 2021.

Update on Material Properties

The Company's principal mineral properties are its Yellowknife, Titiribi, La Mina, São Jorge and Whistler projects.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2021

The Company is currently in the process of identifying and planning additional work relating to its projects with the goal of directing resources to enhance value at each such project (the "Strategic Review Process"). To date, pursuant to this Strategic Review Process, the Company has identified additional studies and reports to be completed at certain of its properties as detailed below. Such work may include undertaking additional studies, economic assessments and/or exploration and development work. Other than as disclosed herein, such work has not been finalized as of the date hereof. Additionally, the Company currently plans to keep each of its projects in good standing.

Yellowknife Gold Project

During the three and six months ended May 31, 2021, the Company incurred $111,495 and $144,757, respectively, of expenditures on the Yellowknife Project, which included expenditures for consulting fees to vendors that provided geological and technical services, camp maintenance costs and canon fees.

As part of its current Strategic Review Process, the Company has announced that it has initiated a preliminary economic assessment ("PEA") on the Yellowknife Project. The Company currently expects the study to be completed in the second half of 2021. Further details will be announced as the study progresses.

On June 9, 2021, Company filed an amended and restated technical report for the Yellowknife Project titled "Independent Technical Report, Yellowknife Gold Project, Northwest Territories, Canada with an Effective date of March 1, 2019 (amended June 9, 2021).

Titiribi Gold-Copper Project

During the three and six months ended May 31, 2021, the Company incurred $77,992 and $138,691, respectively, of expenditures on the Titiribi Project, which included expenditures for camp maintenance costs, consulting fees to vendors that provided geological and technical services, payroll and personnel expenses and surface rights lease payments. In 2021, the Company intends to maintain the Titiribi Project in good standing. The Company had proposed a work program including a 3,200 metre drill program to be completed in 2021, but which is currently under application for deferral until 2022 as a result of restrictions due to COVID-19 as well as recent proceedings of the local municipality described in further detail below. If the deferral is not granted, the Company will need to submit a new two year exploration program in 2022 to keep the project in good standing.

The Company announced that it is preparing an updated technical report for its Titiribi project, to replace its previous report for the project titled "Technical Report on the Titiribi Project, Department of Antioquia, Colombia" with an effective date of September 14, 2016. This update will include an updated resource estimate for the project that will contain updated inputs, including reflecting updated and increased metals prices and operating cost assumptions. The prior estimate, which constituted an update to a resource estimate filed by a prior owner was not pit constrained to determine reasonable prospects of economic extraction.  Pending the announcement of the updated resource estimate, the Company is not treating the existing resource as current.

As previously disclosed, in late 2017, the Municipal Council of Titiribi passed a resolution respecting the prohibition of mining in the municipality. This resolution was subsequently declared invalid by the Administrative Tribunal of Antioquia ("ATA"). Thereafter, the municipality called a referendum respecting amendment to its applicable zoning to prohibit mining activities in the municipality. In February 2018, the ATA issued a decision allowing the referendum to proceed and the referendum was originally scheduled to proceed in April 2018. Subsequently, the referendum was suspended until further notice. Sunward Resources Sucursal Colombia ("Sunward") commenced a challenge of the ATA's decision and the proposed referendum with the applicable State Council. In October 2018, Sunward was notified that the State Council had declared the February 2018 decision of the ATA regarding the referendum null and void and had ordered the ATA to consider Sunward's arguments and to issue a new ruling on the matter within 15 days. In November 2018, ATA decided to maintain its ruling approving the referendum, and held that the referendum could be scheduled. The Ministry of Mines of Colombia commenced a challenge of ATA's decision in November 2018 before the State Council. In January 2019, the State Council declared ATA's November 2018 decision to be null and void and ordered ATA to consider the Constitutional Court's Unified Sentence SU095, which declares that the act of municipalities prohibiting mining through popular consultations is unconstitutional. The Constitutional Court's decision obliges other courts and authorities, including the municipality of Titiribi, to uphold its declaration.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2021

In May 2021, the Municipal Council issued a Territorial Ordinance Scheme which prohibits mining and mineral exploitation activities in the municipality. The Company believes that the Territorial Ordinance Scheme is unconstitutional and outside the authority of the municipality. As such, the Company plans to challenge this decision of the municipality through appropriate proceedings on the same basis as the prior successful challenge of the municipality's similar actions in 2017 and 2018. While the Company believes that it will be successful based on the advice of its local counsel and past precedent, there can be no assurance that it will be successful in such proceedings, which are subject to the risks normally associated with such legal proceedings generally.

La Mina Gold Project

During the three and six months ended May 31, 2021, the Company incurred $66,178 and $125,140, respectively, of expenditures on the La Mina Project, which included expenditures for camp maintenance costs, consulting fees to vendors that provided geological and technical services, payroll and personnel expenses and surface rights lease payments. In 2021, the Company intends to maintain the La Mina Project in good standing.

The Company has announced the initiation of a PEA for the La Mina Project, which is currently expected to be completed in the second half of 2021. The Company's currently planned work program includes a 3,600 metre drill program to be completed in 2021. The drill program will look to infill and step-out southeast of gold-copper mineralization identified in historic drill programs at the La Garrucha target. Based on management's initial reviews and planning, the cost of such work is expected to be approximately $1.8 million. The timing and completion of any such program may be impacted by the ongoing COVID-19 pandemic and related restrictions on the movement of personnel, consultants and contractors. See "Results of Operations – COVID-19".

São Jorge Gold Project

During the three and six months ended May 31, 2021, the Company incurred $44,702 and $68,147, respectively, of expenditures on the São Jorge Project. These expenditures included land access fees, consulting fees to vendors that provided geological and technical services, and expenditures for camp maintenance costs.

As part of its current Strategic Review Process, the Company is reviewing various additional options for potential work at the project in 2021, which includes the commissioning of additional studies on the project, including a preliminary economic assessment. On June 1, 2021, the Company announced that it was initiating a PEA for the project, which is currently expected to be completed in the second half of 2021.

On June 1, 2021, the Company also announced an updated mineral resource estimate (MRE) for São Jorge with an effective date of May 31, 2021. The MRE updates and replaces the prior historic MRE of the Company contained in its technical report titled "São Jorge Gold Project, Pará State, Brazil: Independent Technical Report on Mineral Resources", dated effective November 22, 2013. GoldMining will file within 45 days of June 1, 2021 an updated technical report for the São Jorge Gold Project, including a description of the São Jorge MRE contained in the June 1, 2021 news release. Further information regarding the MRE will be set forth in such report.

Whistler Gold-Copper Project

During the three and six months ended May 31, 2021, the Company incurred $43,997 and $44,297, respectively, of expenditures on the Whistler Project which included consulting fees to vendors that provided geological and technical services and expenses associated with camp maintenance costs.

In 2021, the Company intends to maintain the Whistler Project in good standing. The Company does not currently plan to complete any exploration programs at the project in 2021. On June 21, 2021, the Company announced an updated mineral resource estimate (MRE) for Whistler with an effective date of June 11, 2021. The MRE updates and replaces the prior historic MRE of the Company contained in its technical report titled, "NI 43-101 Resource Estimate for the Whistler Project" dated effective March 24, 2016 (amended and re-stated May 30, 2016). GoldMining will file within 45 days of June 21, 2021 an updated technical report for Whistler, including a description of the Whistler MRE contained in the June 21, 2021 news release. Further information regarding the MRE will be set forth in such report.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2021

Other Properties

In addition to the above projects, the Company, through its wholly owned subsidiaries, holds the following interests in other properties:

There were no material updates to report for the following projects:

●	Cachoeira Project, located in Brazil;
●	Surubim Project, located in Brazil;
●	Boa Vista Project, located in Brazil;
●	Batistão Project, located in Brazil;
●	Montes Áureos and Trinta Projects, located in Brazil;
●	Crucero Project, located in Peru;
●	Yarumalito Project, located in Colombia;
●	Almaden Project, located in Idaho, USA;
●	Rea Project, located in Alberta, Canada.

The Company currently intends to hold these early-stage properties in good standing with the intention of conducting exploration programs, entering into potential option agreements or selling the properties.

Results of Operations

COVID-19

The Company is closely monitoring the ongoing COVID-19 pandemic which continues to cause significant widespread global infections and fatalities. It has materially adversely affected global economic activity, caused significant market volatility and resulted in numerous governments declaring emergencies and implementing measures, such as travel bans, quarantines, business closures, shelter-in-place and other restrictions.

In response to the COVID-19 pandemic, the Company implemented various measures designed to ensure the health. and safety of its personnel and other stakeholders, including instituting protocols and work from home procedures at its head office and other offices and operations.

In addition, as a result of the above-described restrictions and other measures, the Company determined to delay certain work programs that were planned for 2020 on certain of its projects due to restrictions on the ability of its personnel and contractors to attend sites. Other than the aforementioned delay of scheduled work, the COVID-19 pandemic has not had a significant impact on the Company's operations.

In the six months ended May 31, 2021, many governments, including in Canada, began the roll-out of vaccinations and commenced easing restrictions on certain economic and social activities.  However, certain jurisdictions in which the Company has projects, such as Brazil and Colombia, have not eased and are experiencing continued outbreaks.  For both of these jurisdictions, cases and fatalities remain at or near their highest levels since the start of the pandemic, due to the rise of variants and the slower than expected roll-out of vaccination programs, which may have socioeconomic impacts. The extent to which COVID-19 will continue to impact the Company's operations and projects, including its exploration and development plans, will depend on future developments which are highly uncertain and cannot be predicted at this time. These future developments include the speed of vaccine roll-outs in the jurisdictions in which the Company operates, the measures taken by various government authorities to contain the virus and its variants spread for future waves. See Risk Factors "Public Health Crises" in the Company's AIF.

Three months ended May 31, 2021 compared to the three months ended May 31, 2020

Net income (loss)

For the three months ended May 31, 2021, the Company posted a net income of $104,168,847, compared to a net loss of $1,906,637 for the three months ended May 31, 2020. This was comprised of net income attributed to shareholders of the Company of $104,277,134 (three months ended May 31, 2020: net loss of $1,906,637) and net loss attributed to non-controlling interest of $108,287 (three months ended May 31, 2020: $nil).

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2021

Operating income (loss)

For the three months ended May 31, 2021, the Company had consolidated operating income of $113,260,107, compared to an operating loss of $1,699,836 for the three months ended May 31, 2020. The operating income was primarily the result of a gain on remeasurement of GRC shares at fair value, partially offset by increased directors' fees, salaries and benefits, exploration expenditures, general and administrative expenses, professional fees, share-based compensation and share of loss in associate. Excluding the gain on remeasurement of GRC shares and share of loss in associate, operating expenses were $3,652,845 during the three months ended May 31, 2021.

During the three months ended May 31, 2021, following the Company's IPO of GRC and the resulting loss of control of GRC by the Company, the Company remeasured the value of its retained investment at fair value and recognized a gain of $118,200,828. The Company initially measured its 20 million share interest in GRC at $5.92 (US$4.72) per share, based on the closing price of GRC common shares on March 11, 2021.

The Company's share of loss in associate was $1,287,876 in the three months ended May 31, 2021, compared to $nil for the three months ended May 31, 2020. The Company reported the results of GRC as an associate using the equity method effective March 11, 2021.

General and administrative expenses were $739,294 in the three months ended May 31, 2021, compared to $523,456 for the three months ended May 31, 2020. This increase was primarily the result of the Company's launch of GRC and subsequent IPO, which was initiated during the third quarter of fiscal 2020 and continued into the three months ended May 31, 2021. Additionally, costs incurred during the period, included increased insurance, transfer agent and regulatory costs as a result of the Company's listing on NYSE American during the fourth quarter of fiscal 2020.

Directors' fees, salaries and benefits, which include management and personnel salaries, were $317,943 in the three months ended May 31, 2021, compared to $189,140 in the three months ended May 31, 2020. This increase was primarily due to temporary compensation reductions beginning in the second quarter of fiscal 2020 until the end of fiscal year 2020, which were implemented to conserve cash resources as a result of the COVID-19 pandemic, and additionally due to the hiring of employees to advance the Company's projects in the fourth quarter of fiscal year 2020.

Exploration expenses were $438,515 in the three months ended May 31, 2021, compared to $225,564 for the three months ended May 31, 2020. The increase was primarily the result of costs associated with initiating the announced PEAs and the Company undertaking updated MREs on various projects.

Exploration expenditures incurred in the three months ended May 31, 2021, consisted primarily of: exploration and field expenses of $131,306, compared to $79,376 for the three months ended May 31, 2020; consulting fees to vendors who provided geological and technical services respecting the Company's projects, of $125,371, compared to $25,808 for the three months ended May 31, 2020; payroll and employee expenses of $37,447, compared to $39,739 for; and other exploration expenses which included land fees required to maintain the projects in good standing of $144,391, compared to $80,641 both for the three months ended May 31, 2020.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2021

Exploration expenditures on a project basis for the periods indicated were as follows:

					For the period from
	For the three months ended		For the six months ended		incorporation,
	May 31,		May 31,		September 9, 2009, to
	2021	2020	2021	2020	May 31, 2021
	($)	($)	($)	($)	($)
Yellowknife	111,495	-	144,757	10,783	952,706
Titiribi	77,992	28,364	138,691	77,692	1,695,000
La Mina	66,178	18,905	125,140	78,500	964,353
Cachoeira	34,298	29,791	68,649	68,205	6,539,593
São Jorge	44,702	25,413	68,147	66,905	1,063,569
Almaden	54,111	94,115	57,935	94,115	203,053
Whistler	43,997	15,314	44,297	23,217	2,225,423
Yarumalito	5,742	13,180	14,601	54,532	97,590
Montes Áureos and Trinta	-	-	-	1,668	1,819,966
Crucero	-	-	-	-	175,186
Rea	-	-	-	-	265,930
Surubim	-	-	-	-	209,772
Batistão	-	-	-	-	30,902
Other Exploration Expenses	-	482	-	1,659	1,566,198
Total	438,515	225,564	662,217	477,276	17,809,241

Non-cash share-based compensation expenses were $1,364,185 in the three months ended May 31, 2021, compared to $405,345 in the three months ended May 31, 2020. The increase was primarily the result of share-based compensation recorded by GRC up to the date of the IPO on March 11, 2021, at which point GRC was deconsolidated. Share-based compensation for the three months ended May 31, 2021, includes $840,804 and $36,742, respectively, recorded by GRC with respect to the vesting of stock options and performance based restricted GRC Shares compared to $nil and $nil, respectively, for the three months ended May 31, 2020. During the three months ended May 31, 2021, options were granted to consultants of the Company (three months ended May 31, 2020: no options were granted), which had a weighted average exercise price of $2.09 per GoldMining Share and are valid for a weighted average period of 2 years from their grant dates.

Consulting fees paid to corporate development, information technology and human resources service providers were $156,418 in the three months ended May 31, 2021, compared to $138,515 in the three months ended May 31, 2020.

Professional fees were $590,580 in the three months ended May 31, 2021, compared to $131,236 in the three months ended May 31, 2020. The increase was primarily the result of increased legal, accounting, tax and advisory services associated with the launch of GRC, its IPO and related transactions.

During the three months ended May 31, 2021, consolidated net income was $104,168,847, of which net income of $104,277,134 was attributable to shareholders of the Company and a net loss of $108,287 was attributable to non-controlling interests, or $0.70 per share on a basic basis and $0.68 per share on a diluted basis, compared to a net loss of $1,906,637, or $0.01 per share, on a basic and diluted basis, for the three months ended May 31, 2020.

Deferred income tax expense

For the three months ended May 31, 2021, the Company recognized deferred income tax expense of $9,144,559, compared to a deferred income tax expense of $nil for the three months ended May 31, 2020. The deferred income tax expense was recognized upon the remeasurement of the Company's ownership of 20 million common shares of GRC at fair value upon the deconsolidation of GRC in March 2021.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2021

Six months ended May 31, 2021 compared to the six months ended May 31, 2020

Net income (loss)

For the six months ended May 31, 2021, the Company posted a net income of $101,250,240, compared to a net loss of $3,766,121 for the six months ended May 31, 2020. This was comprised of net income attributed to shareholders of the Company of $101,421,296 (six months ended May 31, 2020: net loss of $3,766,121) and net loss attributed to non-controlling interest of $171,056 (six months ended May 31, 2020: $nil).

Operating income (loss)

For the six months ended May 31, 2021, the Company had consolidated operating income of $110,474,120, compared to operating expenses of $3,530,076 for the six months ended May 31, 2020. The operating income was primarily the result of a gain on remeasurement of GRC shares at fair value, partially offset by increased directors' fees, salaries and benefits, exploration expenditures, general and administrative expenses, professional fees, share-based compensation and share of loss in associate. Excluding the gain on remeasurement of GRC shares and share of loss in associate, operating expenses were $6,438,832 during the six months ended May 31, 2021.

During the six months ended May 31, 2021, following the Company's IPO of GRC and the resulting loss of control of GRC by the Company, the Company re-measured the value of its retained investment at fair value and recognized a gain of $118,200,828. The Company has initially measured its 20 million share interest in GRC at $5.92 (US$4.72) per share, based on the closing price of GRC common shares on March 11, 2021.

Share of loss in associate was $1,287,876 in the six months ended May 31, 2021, compared to $nil for the six months ended May 31, 2020. The Company reported the results of GRC as an associate using the equity method effective March 11, 2021.

General and administrative expenses were $1,471,019 in the six months ended May 31, 2021, compared to $997,143 for the six months ended May 31, 2020. These increases were primarily the result of the Company's launch of GRC, which was initiated during the third quarter of fiscal 2020, and costs associated with its IPO. Additionally, costs incurred during the period, included increased insurance, transfer agent and regulatory costs as a result of the Company's listing on NYSE American during the fourth quarter of fiscal 2020.

Directors' fees, salaries and benefits, which include management and personnel salaries, were $647,433 in the six months ended May 31, 2021, compared to $436,143 in the six months ended May 31, 2021. This increase was primarily due to temporary compensation reductions beginning in the second quarter of fiscal 2020 until the end of fiscal year 2020, which were put in place to conserve cash resources as a result of the COVID-19 pandemic, and additionally due to the hiring of additional employees to advance the Company's projects in the fourth quarter of fiscal year 2020.

Exploration expenses were $662,217 in the six months ended May 31, 2021, compared to $477,276 for the six months ended May 31, 2020. The increase was primarily the result of costs associated with initiating a PEA on the Yellowknife Project, updating the MREs on the Sao Jorge and Whistler Projects and initiating a hydrogeological model for the La Mina Project.

Exploration expenditures incurred in the six months ended May 31, 2021 consisted primarily of: exploration and field expenses of $225,709, compared to $181,145 for the six months ended May 31, 2020; consulting fees to vendors who provided geological and technical services respecting the Company's projects, of $162,490, compared to $77,798 for the six months ended May 31, 2020; payroll and employee expenses of $76,896, compared to $83,513 for the six months ended May 31, 2020; and other exploration expenses which included land fees required to maintain the projects in good standing of $197,122, compared to $134,820 for the six months ended May 31, 2020.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2021

Non-cash share-based compensation expenses were $2,091,288 in the six months ended May 31, 2021, compared to $891,326 in the six months ended May 31, 2020. The increase was primarily the result of share-based compensation recorded by GRC up to the date of the IPO on March 11, 2021, at which point GRC was deconsolidated. Share-based compensation for the six months ended May 31, 2021, includes $840,804 and $311,901, respectively, recorded by GRC with respect to the vesting of stock options and performance based restricted shares compared to $nil and $nil, respectively, for the six months ended May 31, 2020. During the six months ended May 31, 2021, options were granted to consultants of the Company, which had a weighted average exercise price of $2.09 per GoldMining Share and are valid for a weighted average period of 2 years from their grant dates (six months ended May 31, 2020: options were granted to consultants of the Company, which had a weighted average exercise price of $1.50 per GoldMining Share and are valid for a weighted average period of 2 years from their grant dates).

Consulting fees paid to corporate development, information technology and human resources service providers were $174,388 in the six months ended May 31, 2021, compared to $268,076 in the six months ended May 31, 2020. The decrease was primarily the result of lower marketing and corporate development activities in the current period.

Professional fees were $1,299,659 in the six months ended May 31, 2021, compared to $304,986 in the six months ended May 31, 2020. The increase was primarily the result of increased legal, accounting, tax and advisory services associated with the launch of GRC, its IPO and related transactions.

During the six months ended May 31, 2021, the Company had a net income of $101,250,240, of which net income of $101,421,296 was attributable to shareholders of the Company and a net loss of $171,056 was attributable to non-controlling interests, or $0.68 per share on a basic basis and $0.66 on a diluted basis, compared to a net loss of $3,766,121, or $0.03 per share, on a basic and diluted basis, for the six months ended May 31, 2020.

Deferred income tax expense

For the six months ended May 31, 2021, the Company recognized a deferred income tax expense of $9,144,559 compared to a deferred income tax expense of $nil for the six months ended May 31, 2020. The deferred income tax expense was recognized upon the remeasurement of the Company's ownership of 20 million common shares of GRC at fair value upon the loss of control over GRC.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated. The Company did not have any revenues during such periods.

For the quarter ended	Net income (loss)	Basic income (loss) per share	Diluted income (loss) per share
	($)	($)	($)
May 31, 2021	104,168,847	0.70	0.68
February 28, 2021	(2,918,607)	(0.02)	(0.02)
November 30, 2020	(4,095,111)	(0.03)	(0.03)
August 31, 2020	(3,226,411)	(0.02)	(0.02)
May 31, 2020	(1,906,637)	(0.01)	(0.01)
February 29, 2020	(1,859,484)	(0.01)	(0.01)
November 30, 2019	(1,832,447)	(0.01)	(0.01)
August 31, 2019	(1,583,834)	(0.01)	(0.01)

The Company's fluctuations in net loss from quarter to quarter were mainly related to changes in exploration, permitting and licensing work as well as corporate activities conducted during the respective quarters. During the three months ended May 31, 2021, the Company's net income was primarily the result of a non-cash gain resulting from re-measuring its retained interest in GRC at the fair value of its 20 million GRC common shares on March 11, 2021, the date GRC completed its IPO. This resulted in a significant gain during the quarter. During the three months ended November 30, 2020, net loss was higher compared to other quarters as a result of increased share-based compensation due to the increase in the Company's share price during the period and increased transactional activities.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2021

Liquidity and Capital Resources

The following table sets forth selected information regarding the Company's financial position for the periods indicated:

	As at May 31,	As at November 30,
	2021	2020
	($)	($)
Cash and cash equivalents	2,992,336	9,193,089
Working capital	1,889,544	7,065,368
Total assets	172,404,441	69,425,750
Total current liabilities	1,987,541	3,056,674
Accounts payable and accrued liabilities	1,685,371	2,573,937
Total non-current liabilities	9,141,855	861,867
Shareholders' equity	161,275,045	64,302,795
Non-controlling interests	-	1,204,414

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at May 31, 2021, the Company had cash and cash equivalents totaling $2,992,336 compared to $9,193,089 at November 30, 2020, and $884,749 in other current assets compared to $928,953 at November 30, 2020. The decrease in cash and cash equivalents was primarily the result of the deconsolidation of cash held by GRC when it ceased to be a subsidiary of the Company on March 11, 2021, operating expenditures and the acquisition of a royalty by GRC prior to its deconsolidation, which was partially offset by cash inflows from the exercise of share options and proceeds received from GRC's private placement prior to its deconsolidation, as discussed below under "Cash Flows". The Company had accounts payable and accrued liabilities of $1,685,371 as at May 31, 2021, compared to $2,573,937 as at November 30, 2020. The decrease in accounts payable and accrued liabilities of $888,566 was primarily the result of the payment of annual land dues of $295,733 for the Whistler Project which was included in accounts payable and accrued liabilities at November 30, 2020. Further, as a result of the deconsolidation of GRC on March 11, 2021, on the date GRC ceased to be a subsidiary, an amount of $292,698 that was included in accounts payable and accrued liabilities as at November 30, 2020, was deconsolidated. Accounts payable and accrued liabilities includes an advanced royalty payment accrual relating to the dispute with a royalty holder on the Cachoeira Project, of $1,216,051 as at May 31, 2021, compared to $1,255,897 as at November 30, 2020. As at May 31, 2021, the Company had working capital (current assets less current liabilities) of $1,889,544 compared to $7,065,368 as at November 30, 2020.

In addition to planned work programs described under "Material Properties", certain of the Company's properties, including its Boa Vista, Surubim and La Mina Projects are subject to certain ongoing agreements that require additional payments by the Company (see "Contractual Obligations") and, in order to maintain its properties in good standing, the Company must continue incurring various surface rights lease payments, land fee payments, advance royalty payments, license application and extension fees, and camp maintenance costs. Management currently believes that available cash will be adequate to meet ongoing liquidity needs in the short-term and over the next year for the Company's existing business and projects. Additional work on projects identified as part of the Strategic Review Process and any future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, including additional equity and/or debt financing. There can be no assurance that such additional financing will be available on acceptable terms or at all.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2021

The Company believes that it has sufficient capital resources, including cash and cash equivalents and securities, to meet its obligations over the next 12 months. The Company's ability to meet its obligations and finance exploration and development activities over the long-term will depend on its ability to generate cash flow through the issuance of GoldMining Shares pursuant to equity financings and/or short-term or long-term loans. The Company's growth and success is dependent on external sources of financing, which may not be available on acceptable terms or at all. Refer to "Liquidity Risk" below.

Contractual Obligations

The following table summarizes the Company's contractual obligations, including payments due for each of the next five years and thereafter:

Contractual Obligations	Payments Due by Period
	Total ($)	Less than 1 year ($)	1 – 3 years ($)	3 – 5 years ($)	After 5 years ($)
Office and Storage Leases	288,540	244,102	44,438	-	-
Land Access Agreement(1)	8,666	8,666	-	-	-
Mineral Rights Agreement -Boa Vista Project(2)	744,147	-	744,147	-	-
Mineral Property Option Agreement - Surubim Project(3)	806,684	48,257	758,427	-	-
Surface Rights Lease Agreement - La Mina Project(4)	156,834	60,321	96,513	-	-
Total Contractual Obligations	2,004,871	361,346	1,643,525	-	-

(1)	Payment is converted from R$37,500 to C$8,666 using the period end exchange rate of R$4.3271/C$1.
(2)	Payment is converted from R$3,220,000 to C$744,147 using the period end exchange rate of R$4.3271/C$1.
(3)	Payment is converted from US$668,660 to C$806,684 using the period end exchange rate of US$0.8289C$1.
(4)	Payment is converted from US$130,000 to C$156,834 using the period end exchange rate of US$0.8289/C$1.

General and Administrative

The Company is renting or leasing various offices and storage facilities located in Canada, USA, Brazil, Colombia and Peru with total contractual payments of $288,540, which includes $9,788 related to low value assets and $91,590 related to short-term leases on the date of initial application. The remaining $187,162 in contractual payments relates to long-term leases at the date of initial application, that do not relate to low value assets and are disclosed as lease liabilities in the consolidated financial statements for the three and six months ended May 31, 2021. Contractual obligations under land access agreements related to the Company's Brazilian projects are $8,666.

Mineral Projects

Boa Vista Joint Venture Project

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp ("BGC"), a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of Boa Vista Gold Inc. ("BVG") , and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2021

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, GT paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 will be due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

Surubim Project

Mineração Regent Brasil Ltda. ("Regent"), a subsidiary of BGC, entered into an option agreement on February 11, 2010, as amended January 16, 2011, March 23, 2015, May 30, 2019 and July 20, 2020, pursuant to which Regent acquired its interest in certain exploration licenses by making cash payments. Pursuant to the amendment on July 20, 2020, the Company is required to make the following payments:

●	R$300,000 in May 2019 (paid);
●	US$40,000 (payable in R$ equivalent) in July 2020 (deferred to October 2020 and paid);
●	US$40,000 (payable in R$ equivalent) in July 2021; and
●	US$628,660 (payable in R$ equivalent) in December 2022.

If Regent fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration license will be returned to the counterparty.

Pursuant to an option agreement between BGC and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, BGC was granted the option to acquire certain exploration licenses for an aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon the National Mining Agency) ("ANM") granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. Surface rights over a portion of the La Garrucha concession contract is subject to a surface rights lease agreement and an option agreement as outlined below:

Pursuant to a surface rights lease agreement dated July 6, 2016 and amended August 19, 2016, April 4, 2017, November 5, 2018, and July 10, 2020, the Company can lease the surface rights over a portion of the La Garrucha concession contract by making the following payments:

●	US$75,000 in May 2017 (paid);
●	US$75,000 in November 2017 (paid);
●	US$75,000 in May 2018 (paid);
●	US$75,000 in November 2018 (paid);
●	US$25,000 in June 2019 (paid);
●	US$25,000 in December 2019 (paid);
●	US$25,000 in June 2020 (paid);
●	US$25,000 in December 2020 (paid);
●	US$25,000 in June 2021 (paid);
●	US$25,000 in December 2021;
●	US$25,000 in June 2022; and
●	US$55,000 in December 2022.

In addition, pursuant to an option agreement entered into by Bellhaven on November 18, 2016, amended April 4, 2017, November 5, 2018, and July 10, 2020, the Company can purchase the La Garrucha concession by making an optional payment of US$650,000 on December 7, 2022.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2021

Cash Flows

Operating Activities

Net cash used in operating activities during the six months ended May 31, 2021 was $4,303,353, compared to $3,139,821 in the six months ended May 31, 2020. Significant operating expenditures during the current period included general and administrative expenses, directors' fees, salaries and benefits, professional fees and exploration expenditures. The increase of net cash used in operating activities is primarily due to the Company's increase in general and administrative expenses, professional fees and directors' fees, salaries and benefits due to the launch of GRC and its IPO.

Investing Activities

Net cash used in investing activities during the six months ended May 31, 2021 was $2,514,119, compared to $883,221 during the six months ended May 31, 2020. The net cash used in investing activities was primarily related to the deconsolidation of GRC's cash of $2,480,709 as it ceased to be a subsidiary of the Company upon the completion of its IPO. Further, during the six months ended May 31, 2021, the Company invested $nil in exploration and evaluation assets compared to $859,655 during the six months ended May 31, 2020 and invested $230,614 in royalty acquisition costs compared to $nil during the six months ended May 31, 2020.

Financing Activities

Net cash provided by financing activities during the six months ended May 31, 2021, was $563,188, compared to $4,407,914 during the six months ended May 31, 2020. Net cash provided by financial activities was related to cash received from the exercise of options during the six months ended May 31, 2021, in the amount of $660,938 compared to $4,413,385 received from the exercise of options and warrants during the six months ended May 31, 2020. During the six months ended May 31, 2021, share subscriptions in the amount of $137,428 were received in connection with GRC's private placement, which closed on December 4, 2020, compared to $nil received during the six months ended May 31, 2020. GRC was a consolidated subsidiary of the Company and its transactions were reflected in the consolidated cash flow through to the date it ceased to be a subsidiary of the Company on completion of the IPO on March 11, 2021. Following the IPO, the consolidated cash flows of the Company no longer reflect the cash flows of GRC. During the six months ended May 31, 2021, lease payments were made in the amount of $56,610 compared to $45,471 during the six months ended May 31, 2020, and short-term credit facility payments were made in the amount of $178,568 compared to $nil during the six months ended May 31, 2020.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

During the three and six months ended May 31, 2021, the Company incurred the following related party transactions:

●	During the three and six months ended May 31, 2021, the Company incurred $10,500 and $21,000 (compared to $11,000 and $25,164 for the three and six months ended May 31, 2020) in consulting fees for corporate development consulting services paid to a direct family member of its Chairman. The fees paid were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. As at May 31, 2021, $nil was payable to such related party compared to $3,675 as at November 30, 2020. The Company also granted Options to the related party and the fair value of the Options recognized as expense during the three and six months ended May 31, 2021 was $14,909 and $18,995 compared to $31,598 and $85,699 for the three and six months ended May 31, 2020, using the Black-Scholes option pricing model.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2021

●	During the three and six months ended May 31, 2021, the Company incurred $16,050 and $32,850 (compared to $20,175 and $42,175 for three and six months ended May 31, 2020) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of its Chairman. As at May 31, 2021, $5,000 was payable to such related party compared to $5,341 as at November 30, 2020.

Related party transactions are based on the amounts agreed to by the parties.  During the three and six months ended May 31, 2021, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and including directors' fees, for the three and six months ended May 31, 2021 and 2020 comprised of:

	For the three months ended		For the six months ended
	May 31,		May 31,
	2021	2020	2021	2020
	($)	($)	($)	($)
Management Fees(1)	50,137	40,160	106,107	93,630
Director and Officer Fees(1)	76,405	50,859	187,670	117,538
Share-based compensation	240,224	146,569	716,618	345,860
Total	366,766	237,588	1,010,395	557,028

(1)

Total directors' fees, salaries and benefits of $647,433 (six months ended May 31, 2020: $436,143) disclosed in the consolidated statement of comprehensive income for the six months ended May 31, 2021, includes $61,667, $19,440 and $25,000 (six months ended May 31, 2020: $76,458, $17,172 and $nil) paid to the Company's former Chief Executive Officer, Chief Financial Officer and a Company controlled by the Company's Chief Executive Officer, and $187,670 (six months ended May 31, 2020: $117,538) in fees paid to companies controlled by the Company's former Chief Development Officer (now Chief Executive Officer), President and directors, and $353,656 (six months ended May 31, 2020: $224,975) paid for employees' salaries and benefits.

Total compensation, including share-based compensation, to key members of management and directors for the three and six months ended May 31, 2021, was $366,766 and $1,010,395 compared to $237,588 and $557,028 for the three and six months ended May 31, 2020. As at May 31, 2021, $15,002 was payable to key management personnel for services provided to the Company compared to $20,997 as at November 30, 2020. Compensation is comprised entirely of employment and similar forms of remuneration and directors' fees. Management includes the former Chief Executive Officer, who is also a director of the Company, the Chief Executive Officer and the Chief Financial Officer.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2021

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are as follows:

Existence of impairment indicators for exploration and evaluation assets

In accordance with the Company's accounting policy, all direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Investment in associate – Gold Royalty Corp.

Following the completion of GRC's IPO, including the partial exercise of an over-allotment option, the Company's ownership in GRC decreased from 93% to 48%.

GRC's board of directors appoints officers and management of GRC and approves its operational, investing and financing decisions.  Prior to the completion of the IPO, significant decisions related to GRC's activities required approval by both GRC and the Company's boards of directors.  Subsequent to the completion of the IPO, the Company continues to have two directors who sit on GRC's board of directors; however, a majority of GRC directors are independent of the Company.  Significant operational, investing and financing decisions by GRC no longer require approval of the Company and there is no investor rights agreement in place allowing the Company specific rights to appoint directors to GRC's board.  With reduced board representation and ownership percentage, and a substantially separate management team in place for GRC, the Company determined that it has significant influence, rather than control, over GRC.  The Company has reported the results of GRC as an associate using the equity method effective March 11, 2021.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the three and six months ended May 31, 2021, is as follows:

Recognition and measurement of rehabilitation provisions

A rehabilitation provision represents the present value of estimated future costs for the rehabilitation of the Company's mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the rehabilitation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to rehabilitate a mineral property may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the rehabilitation of a mineral property. Management periodically reviews the rehabilitation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Adoption of New Accounting Standards

The accounting policies adopted are consistent with those of the previous financial year, except as follows:

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2021

Amendments to IFRS 3 Definition of a Business

In October 2019, the IASB issued amendments to the definition of a business in IFRS 3 – Business Combinations ("IFRS 3"). The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. Additional guidance is provided that helps to determine whether a substantive process has been acquired. The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets. The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020. Effective December 1, 2020, the Company prospectively adopted the new IFRS 3 accounting standard which did not have an impact on the condensed consolidated interim financial statements for the three months ended May 31, 2021.

Investments in associates

Investments in associates over which the Company exercises significant influence but which it does not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the Company's proportionate share of the profit (loss), other comprehensive income (loss) and any other changes in the associate's or joint venture's net assets, such as further investment. Adjustments are made to align any inconsistencies between the Company's accounting policies and its associate's policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate. The equity method requires shares of losses to be recognized only until the carrying amount of an interest in associate is nil. Any further losses are not recognized unless the entity has a legal or constructive obligation in respect of the liabilities associated with those losses.

At each statement of financial position date, the Company considers whether there is objective evidence of impairment of its investments in associates. If there is such evidence, the Company determines the amount of impairment to record, if any, in relation to the associate.

Where the Company loses control of an entity and it is reclassified as an associate the Company will remeasure the value of its retained investment at fair market value. A gain or loss will be recognized for the difference between the net amount of the change in interest and the fair value of a retained interest or any consideration received or paid. As of the date of loss of control the Company will cease to consolidate the results of the entity and report its results as an associate using the equity method of accounting.

Financial Instruments and Risk Management

The Company's financial assets include cash and cash equivalents, restricted cash, short-term investments, and reclamation deposits. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities, short-term credit facility and government loan. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, restricted cash, accounts payable and accrued liabilities, due to joint venture due to related parties, short-term credit facility and government loan amounts approximate fair value due to their short terms to settlement. The Company's short-term investment is measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by the quantity of shares held by the Company. The determination of the fair value of lease liabilities is based on the discounted cash flow model using incremental borrowing rates ranging from 3.35% to 4.17%.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2021

Financial risk management objectives and policies

The financial risk arising from the Company's operations are currency risk, credit risk, liquidity risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Currency risk

The Company's operating expenses and acquisition costs are denominated in United States Dollars, Brazilian Reals, Colombian Pesos and Canadian dollars. Exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries' functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations, however, management monitors its foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at May 31,	As at November 30,
	2021	2020
	($)	($)
Assets
United States Dollar	54,054	3,534,664
Brazilian Real	13,756	12,085
Colombian Peso	116,863	40,162
Total	184,673	3,586,911

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $1,295,117.

The Company's sensitivity analysis suggests that a consistent 10% change in the foreign currencies relative to the Canadian dollar exchange rate on the Company's financial instruments based on balances at May 31, 2021 would have an impact of $111,044 on net income for the six months ended May 31, 2021.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's interest-bearing financial asset is cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The Company's interest-bearing financial liabilities are the short-term credit facility and government loan, which bear interest at fixed rates. The Company does not believe it is exposed to material interest rate risk related to these instruments. As such, the Company has not entered into any derivative instruments to manage interest rate fluctuations.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balance by only holding cash and cash equivalents with large, reputable financial institutions.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2021

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  At May 31, 2021, the Company's working capital (current assets less current liabilities) was $1,889,544.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities and short-term credit facility are expected to be realized or settled within a one-year period.

The Company has current cash and cash equivalent balances, restricted cash and ownership of liquid assets at its disposal. The Company also owns 20 million GRC shares, which are subject to a 180 day lock-up period from March 8, 2021.  The Company has the availability to implement corporate-wide cost reductions and or eliminate expenditures for; discretionary and non-core activities, cash compensation paid to directors, management, employees and certain consultants and service providers, and cash generated from the exercise of in-the-money options. GoldMining believes that these cash saving and cash generating measures will sufficiently reduce cash outlays and enhance the Company's cash position in order to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

However, there can be no assurance that the Company will be able to obtain adequate financing in the future, that the terms of a financing will be favourable, or whether the Company will be able to obtain adequate proceeds from the sale of its liquid assets or exercise of options.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2021

Outstanding Share Data

As at the date hereof, the Company has 149,582,037 GoldMining Shares outstanding. In addition, the following options and restricted share rights outstanding are summarized below.

Share Options

The outstanding share options to purchase GoldMining Shares as at the date of this MD&A are as follows:

Expiry Date	Exercise/Grant Price ($)	Number Outstanding
August 18, 2021	2.51	50,000
October 6, 2021	2.50	55,000
January 20, 2022	1.50	245,000
January 29, 2022	1.50	40,000
March 1, 2022	1.74	50,000
April 4, 2022	1.75	30,000
July 8, 2022	2.28	65,000
July 22, 2022	1.69	2,535,000
October 27, 2022	1.55	50,000
January 30, 2023	1.34	50,000
February 28, 2023	1.23	335,000
March 29, 2023	1.21	100,000
March 30, 2023	2.09	250,000
April 20, 2023	1.20	200,000
November 26, 2023	0.78	1,815,000
January 2, 2024	0.78	2,500
January 14, 2024	0.95	50,000
April 10, 2024	0.94	5,000
June 24, 2024	0.96	25,000
August 7, 2024	1.05	1,916,750
November 25, 2024	1.05	272,750
July 8, 2025	2.28	50,000
August 1, 2025	2.22	150,000
August 31, 2025	3.38	50,000
September 24, 2025	2.86	200,000
November 19, 2025	2.88	1,515,000
		10,107,000

Each option entitles the holder thereof to purchase one GoldMining Share.

Restricted Share Rights

As at the date of this MD&A, there are 25,000 restricted share rights outstanding, which are convertible into 25,000 GoldMining Shares.

Risk Factors

A comprehensive discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

Management of the Company performed an evaluation of the design and operating effectiveness of the Company's Disclosure Controls and Procedures ("DC&P"), as defined by National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"). This evaluation was performed under the supervision of and with participation by the Company's CEO and CFO. Management concluded the Company's DC&P were effective as at May 31, 2021 to provide reasonable assurance that: (i) material information relating to the Company and its consolidated subsidiaries is made known to them by others, particularly during the period in which interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within required time periods.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2021

Internal Controls over Financial Reporting

In accordance with NI 52-109, management is responsible for establishing and maintaining adequate DC&P and Internal Control Over Financial Reporting ("ICFR").

The Company uses the 2013 Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission as the basis for assessing its ICFR. Management performed an evaluation of the Company's ICFR and concluded that, as at November 30, 2020, ICFR were designed and operating effectively so as to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There were no significant changes in the Company's ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the three and six months ended May 31, 2021.

While management of the Company have designed the Company's DC&P and ICFR, they expect that these controls and procedures may not prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Additional Information

Additional information regarding the Company, including the Company's AIF, are available under the Company's profile at www.sedar.com.